

July 2, 2013

Via E-mail
Heath B. Clarke
Chairman and Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

      Re: Local Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed June 5, 2013
              File No. 001-34197

Dear Mr. Clarke:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Mark P. Shuman

              Mark P. Shuman
              Branch Chief—Legal